Exhibit 3.9

AMENDMENT TO THE

SECOND AMENDED AND RESTATED certificate of DESIGNation

OF THE SERIES A PREFERRED STOCK

The terms and provisions of the Second Amended and Restated Certificate of Designation of the Series A Preferred Stock as previously filed with the Secretary of State of the State of Nevada on April 29, 2014 are hereby amended as follows:

1.          Definitions. Capitalized terms shall have the meanings set forth in the Second Amended and Restated Certificate of Designation (the “Certificate of Designation”).

2.          Conversion. The following provision shall be added to Section 5 of the Certificate of Designation:

(l)          Optional Conversion. Notwithstanding the terms of conversion otherwise set forth within this Section 5 of the Certificate of Designation, the holders of the Series A Preferred Stock shall have the right to convert the Series A Preferred Stock into such number of shares of Common Stock of the Corporation and on such terms as may be agreed to pursuant to a conversion agreement between the holders of the Series A Preferred Stock and the Corporation (the “Optional Conversion”). The Optional Conversion shall occur at any time and on any terms that may be agreed upon between the holders of the Series A Preferred Stock and the Corporation. The Optional Conversion shall occur irrespective of the conversion rate applicable to the other conversion rights set forth in this Certificate of Designation. The limitation in Section 5(b) of the Certificate of Designation with respect to a Maximum Percentage shall not apply to the Optional Conversion.

3.          Approval. This Amendment has been approved by the Corporation and the holders of at least a majority of the outstanding shares of the Series A Preferred Stock.

4.          Effectiveness. This Amendment shall be effective upon filing with the Secretary of State of the State of Nevada.